

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 19, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of VERIZON COMMUNICATIONS INC., under the Exchange Act of 1934:

- 2.350% Fixed Rate Notes due 2028

- 3.000% Fixed Rate Notes due 2031

- 3.850% Fixed Rate Notes due 2041

Sincerely,